

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Joseph Zwillinger
Co-Chief Executive Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111

>   **Re: Allbirds, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 15, 2021**
>   **File No. 333-259188**

Dear Mr. Zwillinger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We are in receipt of your September 15, 2021 response to our comment letter dated September 14, 2021, and we continue to have concerns regarding references to the newly defined term Sustainable Public Equity Offering and the related description of a "framework for issuers in public equity offerings to take into consideration" various ESG matters. While we do not object to disclosure regarding Allbirds' aspirations to achieve positive ESG outcomes, mitigate negative ESG factors and be dedicated to meeting a high standard of ESG criteria, we have concerns regarding your characterization of this framework as a type of "offering." Please remove all references in the prospectus to a "Sustainable Public Equity Offering," "SPO" and the SPO framework and describe your

Joseph Zwillinger
Allbirds, Inc.
September 23, 2021
Page 2

       sustainability and/or ESG initiatives in accordance with this comment and without referring to these initiatives as a type of offering. We may have further comment.

2.   We note your response to prior comment six. Please remove the claim that you are able to reach up to 2.5 billion people globally across 35 countries. We note that there is no basis for the assumption that your distribution infrastructure and sales channels would actually reach the entire estimated populations of the 35 countries in which you currently sell and distribute your products.

    You may contact Eiko Yaoita Pyles at (202) 551-3587 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: Nicole Brookshire